December 20, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Walthausen Funds

File Nos. 811-22143; 333-147324

Attention: Jim O'Connor

Dear Mr. O'Connor:

On October 12, 2010, the Trust, on behalf of the Walthausen Select Value Fund (the “Fund”), a series of the Trust, filed Post-Effective Amendment No. 4 to the Trust's Registration Statement on Form N-1A.  We received comments from you by telephone on November 24, 2010.  Below is a list of the comments and the Trust's responses to each.

PROSPECTUS

Comment 1 – In the Fee Table, under the Shareholder Fees section, please delete the entries labeled "Wire Redemption Fee" and "IRA Custodian Fee".  This information should, however, be included later in the prospectus under the section entitled "Shareholder Information."

Response 1 – The requested change has been made.

Comment 2- In the Fee Table, under the Annual Fund Operating Expenses section, you questioned whether the "Other Expenses" estimate was accurate in light of the expenses excluded under the Service Agreement.

Response 2 – We have reviewed the estimated “Other Expenses" and they are accurate.  It is unlikely that the Fund will incur any of the excluded expenses.

Comment 3 – In the Fee Table, under the Annual Fund Operating Expenses section, in footnote one, you requested the words "direct" and "indirect" be deleted in the first sentence.  Additionally you requested that the second sentence of the footnote be deleted in its entirety.

Response 3 – The requested changes have been made.

Comment 4 – In the Fee Table, under the Annual Fund Operating Expenses section, you requested two new footnotes be included under the table, one indicating that the Other Expenses are estimated and the other indicating that the Acquired Fund Fees and Expenses are estimated.  The footnotes will need to be renumbered accordingly.

Response 4 –  We have added the footnotes as requested.

Comment 5 – In the Principal Investment Strategy section of the prospectus, you inquired whether investing in exchange-traded funds and other investment companies is a principal investment strategy and should, therefore, be disclosed in the strategy and risk sections of the prospectus.

Response 5 – Exchange-traded funds and other investment companies is not a principal investment strategy and therefore has not been added to the Principal Investment Strategy.

Comment 6 – In the Principal Investment Strategy section, you inquired whether it would be beneficial to add disclosure describing value investing and describing the particular risks associated with value investing.

Response 6 – We have added language to the Principal Investment Strategy section related to value investing.

Comment 7 – In the first sentence of the Principal Investment Strategy section of the prospectus, you inquired about several items.  First, the sentence states that the Fund invests "primarily" in common stocks.  You requested that "primarily" be defined so that the shareholders can expect to what degree the Fund will be invested in common stocks.  Second, you inquired whether the Fund will invest in foreign stocks as a principal strategy and if so, whether foreign stock risk disclosure should be included in the prospectus.  If the Fund will not invest in foreign stocks, you requested that the disclosure be revised to indicate the Fund will invest in "U.S. companies".  Third, you requested the Trust explain how investing in companies with potential for capital appreciation is consistent with value investing.

Response 7 –  We have added the sentence “Under normal circumstances, the Fund will invest at least 80% of its net assets in U.S. common stocks of small and mid capitalization companies, as defined above.”

Comment 8 – In the section of the prospectus entitled Principal Risks of Investing in the Fund, there is disclosure titled "Sector Risk."  You requested the Trust disclose any policy to concentrate its investments in any particular industry or group of industries.  This comment applies to the statutory section of the prospectus as well.

Response 8 – Management does not intend to concentrate in any particular industry or group of industries so we have left the section unchanged.

Comment 9 – In the Performance section of the prospectus, you requested the first sentence be revised to include "(before and after taxes)" after the word "performance" which is the third word in the paragraph and replace "no guarantee" with "not necessarily an indication" in the first sentence.

Response 9 –  The requested changes has been made.

Comment 10 – In the section entitled Management under the "Portfolio Manager" you requested the Trust include the title for John B. Walthausen.  In the section entitled Management under the "Payments to Broker-Dealers and Other Financial Intermediaries" you requested that we delete the phrase "which may include performing sub-accounting services, delivering Fund documents to shareholders and providing information about the Fund."

Response 10 – The requested change has been made.

Comment 11 – In the last paragraph of the section entitled Management under the heading "The Investment Advisor," disclosure indicates that the Fund will be sold through banks.  If so, you requested the Trust add disclosure indicating that shares of the Fund are not FDIC insured or otherwise insured by the government and add disclosure regarding the risks associated with uninsured investments.

Response 11 – We have added the sentence, “An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund.”

Comment 12 –  You requested that the Trust explain the last sentence in the last paragraph of the section entitled Management under the heading "The Investment Advisor" and consider revising the sentence to be more clear.

Response 12 – We have revised the sentence to, “The Fund may purchase securities issued by these financial institutions or their affiliates, however, the portfolio manager is prohibited from considering the services provided by the financial institution in making a decision whether to purchase or sell the securities of the financial institution or its affiliates.”

Comment 13 – In the section of the prospectus entitled Shareholder Information, under the heading "Instructions for Opening and Adding to An Account," under the sub-headings "To Open an Account" and "To Add to an Account," include information regarding wire transfer fees which was previously deleted from the Fee Table.

Response 13 – The Fund does not charge fees for incoming wires and therefore has not added additional information.  However we have added, “You will be charge a $20 fee for wire redemptions” under the heading "Instructions For Selling Fund Shares.”

Comment 14 – In the section of the prospectus entitled Shareholder Information, under the heading "Instructions for Selling Fund Shares" and under the sub-heading "To Sell Shares," you requested the Trust more clearly explain what constitutes a "properly completed request."

Response 14 – We have amended the sentenced to state, “Your shares will be sold at the next NAV per share calculated after your order is received in proper form by the transfer agent as described in the section “TO SELL SHARES” in the below section.”

STATEMENT OF ADDITIONAL INFORMATION

Comment 15 – In the Statement of Additional Information, under the heading "Additional Information About Fund Investments and Risk Considerations", you inquired whether investments in exchange-traded funds (as disclosed under sub-section "A. Equity Securities"); foreign securities (as disclosed under sub-section "B. Foreign Securities"); U.S. Government Securities (as disclosed under sub-section "F. U.S. Government Securities"); corporate debt securities (as disclosed under sub-section "G. Corporate Debt Securities"); fixed income securities (as disclosed under sub-section "H. Fixed Income Securities") and options (as disclosed under sub-section "L. Options Transactions") are principal to the Fund's investment strategy and whether the Fund's investment adviser has a present intent to invest in any of these types of securities and if so, to what extent the Fund would invest in each of these types of securities.  If any are deemed principal, you requested disclosure be added to the prospectus.

Response 15 – None of the items listed above are deemed to be principal investment strategies and therefore have not been added to the prospectus.

Comment 16 – In the Statement of Additional Information, under the section entitled "Investment Limitations," under the Fundamental limitation section, under the sub-heading "2. Senior Securities," You requested that the Trust further define the "activities" referred to in the second sentence.

Response 16 – Examples of activities would include borrowing and short sales, however the rules and staff interpretations related to senior securities evolve over time.  Because fundamental polices require shareholder approval of any change, the Trust prefers to leave the disclosure as currently stated in order to avoid the need to revise the policy in the future.

Comment 17 – In the Statement of Additional Information, under the section entitled "Investment Limitations," under the Fundamental limitation section, under the sub-heading "7. Concentration," you requested we include the phrase "or group of industries" after the word "industry".

Response 17 – The requested change has been made.

Comment 18 – In the Statement of Additional Information, under the section entitled "Investment Limitations," under the Non-Fundamental limitation section, under the sub-heading "4. Options," you requested that we replace the phrase "as described" with the phrase "under the limits described in the prospectus and".

Response 18 – We have not changes the disclosure as options are not a principal investment strategy and therefore there is no corresponding disclosure in the prospectus.

Comment 19 – In the Statement of Additional Information, under the Section entitled "Trustees and Officers," you requested the Trust disclose why it does not have a lead independent trustee.

Response 19 – We have added disclosure regarding why the Trust does not have a lead independent trustee.

The Trust has authorized us to acknowledge, on its behalf, that:

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The Trust is responsible for the adequacy and the accuracy of the disclosure contained in its post-effective amendments;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

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The Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact JoAnn M. Strasser at 513-352-6725.

Sincerely,

/s/ Thompson Hine LLP